Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

MODEL MINING CODE WILL DRAW INVESTORS TO CÔTE D’IVOIRE

Abidjan, Côte d’Ivoire, 26 April 2014 – Côte d’Ivoire’s investor-friendly new mining code, developed in close collaboration with its mining industry, will accelerate the country’s emergence as a significant gold producer, Randgold Resources chief executive Mark Bristow told a media briefing here today. Randgold operates the Tongon gold mine in Côte d’Ivoire and has extensive exploration holdings elsewhere in the country.

Bristow noted that the depletion of the world’s mature goldfields had shifted gold miners’ focus to new regions, notably in Africa. Despite the continuing fallback in supply from South Africa, once the world’s largest gold producer, Africa still accounted for 20% of global gold output, thanks to the recent growth of the gold mining industries elsewhere on the continent, notably in West Africa.

“Considering the continent’s vast mineral wealth, however, it still has a long way to go to deliver on its full potential,” Bristow said. “Investors are deterred by the political and infrastructural risks associated with Africa, but in Côte d’Ivoire we have shown how these challenges can be overcome by a true partnership between a mining company, the government and the people.”

This spirit of cooperation was evident in the process of formulating the new code, said Bristow, and he was sure that the country’s mining companies would also be involved in the finalisation of the decree of application which will lay down the rules for the code’s implementation. “It’s now all about delivery by the government as well as the industry, but the principle has already been established that this country needs business partners, not barriers. That applies to the rest of the continent as well,” he said.

Partnership implied a long term commitment to mutual goals between the partners, Bristow said. Randgold’s commitment to Côte d’Ivoire was evident from its nurturing of the Tongon project through a protracted civil war and its investment in the development of the mine in the aftermath of that war. The mine was commissioned amidst the unrest which followed the disputed outcome of a presidential election but even so it made a profit in its first quarter of operation and every quarter since, and has made a significant contribution to the State’s treasury at a time when it was most needed.

“Tongon has made good progress in dealing with a number of technical challenges but the issue of lower than expected recoveries is still being addressed. As we have reported before, this requires the expansion of the flotation circuit which is scheduled to be commissioned at the start of 2015, and the associated pressure on throughput and costs will have to be managed carefully,” he said.

"Challenges in reaching consistent availability in the crushing plant have resulted in a joint decision with the supplier Sandvik to change the current equipment to conventional Sandvik CH660 cone crushers.  Randgold is working closely with Sandvik to combine the replacement with an upgraded flow sheet including additional equipment and circuits to achieve the required capacity with an improved performance."

“Randgold is also investing some $6 million in exploration programmes on 12 active permits elsewhere in Côte d’Ivoire. Early results from the Mankono and Fapoho permits had confirmed significant gold in soil anomalies in favourable geological and structural settings. Drilling targets are currently being defined. Adjacent to the Tongon deposit, lower grade mineralisation in several satellite pits is being evaluated as part of a project to extend the mine’s life,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 / +223 66 75 01 22 Website: www.randgoldresources.com	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 / +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 / randgold@dpapr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.